Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

02049465

Roche

Investor Update

August 20, 2002

FDA approves Kytril for the prevention and treatment of post-operative nausea and vomiting. Studies show Kytril significantly more effective than Placebo.

Roche announced today that the U.S. Food and Drug Administration (FDA) granted approval of its antiemetic, Kytril® Injection (granisetron hydrochloride) for both the prevention and treatment of post-operative nausea and vomiting (PONV). When used for prevention, Kytril is given just before or during surgery to prevent PONV from occurring. In the case of treatment, Kytril is given to a patient who experiences PONV after surgery is completed. This approval was based on randomized, double blind clinical trials.

PONV Prevention

Kytril Injection was evaluated in two randomized, double blind, placebo-controlled studies in patients who underwent gynecological surgery or cholecystectomy and received general anesthesia. In one study, patients between the ages of 18 and 88 received a single intravenous dose of Kytril Injection (0.1, 1 or 3 mg) or placebo five minutes before induction of anesthesia. In another study, patients between the ages of 21 and 64 received a single intravenous dose of Kytril Injection (1 or 3 mg) or placebo immediately before the reversal of anesthesia. In both studies, Kytril Injection (1 mg) was significantly more effective ($p<0.001$) than placebo in preventing postoperative nausea and vomiting.

PONV Treatment

Kytril Injection was evaluated in two randomized, double blind, placebo-controlled studies of adult surgical patients who received general anesthesia and no prophylactic antiemetic treatment, and who experienced nausea and vomiting within four hours after surgery. In one study, patients between the ages of 18 and 86 received a single intravenous dose of Kytril Injection (0.1mg, 1mg or 3 mg) or placebo after experiencing postoperative vomiting or severe nausea. This study showed that Kytril Injection given at 0.1mg, 1mg and 3 mg doses were significantly more effective ($p<0.001$) than placebo in preventing further episodes of nausea and vomiting. Furthermore, this study demonstrated efficacy at both time intervals of 0 to 6 hours and 0 to 24 hours for the treatment of PONV.

The recommended dose of Kytril for prevention and treatment of post operative nausea and vomiting is 1 mg. The most common adverse events reported in the postoperative nausea and vomiting trials included pain, headache and fever.

dlw 8/27

"The results of these studies are important because there is a need for alternative therapies for PONV," states Dr. T. J. Gan, Associate Professor, Director, Clinical Research, Department of Anesthesiology, Duke University Medical Center. Dr. Gan went on to explain that patients who fail treatment with other antiemetics are subjected to extended and unnecessary periods of nausea and vomiting, which can be severe and debilitating. These patients may be successfully managed with Kytril.

Post-Operative Nausea and Vomiting

Between 30 and 50 percent of patients experience PONV. The actual risk of PONV can depend on various factors including gender, age, previous history of PONV, motion sickness, smoking status, other medical conditions, length of surgery, surgical site, degree and extent of surgical pain, opioid and anesthesia use. Medications used to treat PONV are given after surgery when the patient begins to experience nausea and/or vomiting.

Kytril Injection is indicated for the prevention and treatment of PONV. As with other antiemetics, routine prophylaxis is not recommended in patients for whom there is little expectation that nausea and/or vomiting will occur postoperatively. In patients where nausea and vomiting must be avoided, Kytril Injection is recommended even where the incidence of postoperative nausea and vomiting is low.

About Kytril

Kytril is a selective blocking agent of the serotonin 5-HT3 receptor. Studies have indicated that this serotonin receptor is an important link in nausea and vomiting associated with chemotherapy and radiation therapy. Serotonin is believed to act on the vagus nerve to trigger nausea and vomiting. Kytril blocks receptors on the vagus nerve, thereby reducing and sometimes eliminating patient nausea and vomiting. Kytril can cause headache, constipation, weakness, drowsiness or diarrhea. As with any cancer therapy, there is a risk of side effects. Those observed with the use of Kytril are usually manageable and reversible with dose modification or interruption.

The FDA first approved Kytril Injection in December 1993 for chemotherapy-induced nausea and vomiting. Kytril oral tablets were approved in July 1999, for use in radiation therapy-induced nausea and vomiting. This latest approval greatly expands the number of patients who will benefit from Kytril. More information is available at www.kytril.com

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's products and services address prevention, diagnosis and treatment of diseases, thus enhancing well-being and quality of life. For more information, access www.roche.com.

Your IR contacts:

Dr. Karl Mahler
Tel: +41 (61) 687 85 03
email: karl.mahler@roche.com

Dr. Mathias Dick
Tel: +41 (61) 688 80 27
email: mathias.dick@roche.com

Dianne Young
Tel: +41 (61) 688 93 56
email: dianne.young@roche.com

US investors please contact:
Richard Simpson
Tel: +41 (61) 688 48 66
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche Holding Ltd

14 August 2002 Second quarter/first half 2002 results. Presentation to analysts in New York, London, Zurich

As Posted on Roche.com

Furnished Under Rule 12g3-2(b)
Roche Holding 82-3315

Roche

Roche

Second quarter / first half 2002 results

Presentation to analysts

New York, London, Zürich

Roche

This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions or by discussion of strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity or news coverage.

Roche

Group

Dr. Franz B. Humer
Chief Executive Officer

Group financials first half of 2002

Further improvement in operating results

Sales	14.7	2	6	13.1	3	7
EBITDA	3.2	-6	1	3.8	7	14
Operating profit	1.7	0	9	2.4	12	19
Financial income, net	0.5	-65		0.6	-59	
Profit before taxes	2.2	-30		3.0	-17	
Income taxes	-0.6	-17		-0.9	6	
Net income *as % of sales*	1.8	-28		2.1	-27	

Roche

Sales growth in line with expectations

Double digit in Diagnostics, single digit in Pharma

	2002	**2001**	**% change in**	
sales from January to June	CHF m	CHF m	CHF	local
Pharma[1]	9,486	9,361	1	6
Diagnostics	3,621	3,374	7	12
sales by core businesses (adj.)	**13,107**	**12,735**	**3**	**7**
Vitamins and Fine Chemicals	1,747	1,819	-4	-1
reclassification[1]	-117	-85	-	-
sales (as reported)	**14,737**	**14,469**	**2**	**6**

[1] Sales figures for 2002 and 2001 are adjusted to include reclassification of sales of CHF 117 million and CHF 85 million to the Vitamins and Fine Chemicals Division as sales to third parties

Roche

Sales growth in second quarter 2002

Diagnostics sales accelerate, Pharma sales mid single-digit

sales growth (local)	**Q1 '02**	**Q2 '02**	**H1 '02**
Pharmacreuticals[1]	7 %	5 %	6 %
total Prescription[1]	8 %	5 %	6 %
Roche Prescription[1]	5 %	2 %	3 %
Genentech Prescription	23 %	25 %	24 %
Diagnostics	11 %	13 %	12 %
Vitamins and Fine Chemicals	-2 %	1 %	-1 %

[1] adjusted

Double-digit operating profit growth (adjusted)

Strong underlying cash flow



CHF m
EBITDA
operating profit
3,532
3,790
2,166
2,420
H1 '01
H1 '02
Group
2,715
2,942
1,783
1,994
Pharmaceuticals
930
982
498
561
Diagnostics

Profitability first half 2002 (adjusted)

Margins considerably improved



operating profit as % of sales
EBITDA as % of sales
Group
H1 '02
18.5
28.9
H1 '01
17.0
27.7
Pharmaceuticals
21.0
31.0
19.0
29.0
Diagnostics
15.5
27.1
14.8
27.6

Cost structure improvement

Sales increase greater than expenditure

Roche

Marketing & distribution
as % of sales



H1 '02
29.5
H1 '01
30.8

M&D down 1.3 % points
- key products
- new product launches

Research & development
as % of sales



H1 '02
14.3
H1 '01
14.9

R&D down 0.6 % points
- very promising pipeline
- 15 in-licensed compounds

Pharma restructuring: 'Re-shaping for Future Growth'

Steady profit improvement in Prescription business

operating profit as % of sales


total Prescription
19.5 %
19.9 %
21.3 %
H1 '01
H2 '01
H1 '02
Roche Prescription
22.7 %
23.6 %
23.7 %
H1 '01
H2 '01
H1 '02
Genentech Prescription
2.2 %
2.7 %
10.7 %
H1 '01
H2 '01
H1 '02

Milestones reached during first half-year

Roche

- Chugai shareholders approve merger with Nippon Roche
- Progress towards sale or demerger of Vitamins and Fine Chemicals Division
- Market leadership in oncology extended
- Pegasys receives marketing approval in European Union
- Pharma pipeline strengthened: number of potential new medicines up by over one-third from 12 months ago (excl. op-in's)
- Talks initiated with Igen to resolve licensing dispute; Genentech files appeal in litigation with City of Hope
- Strong underlying cash flow and high net short-term liquidity

Results within guidance

Expectations for 2002 unchanged

H1 '02

- **Sales growth**
  - for the Group in mid to high single-digit range
  - for Pharma in mid single-digit range
  - for Diagnostics in double-digits
  - [[for Vitamins in single-digit range]] — not achieved
- **Operating profit and EBITDA margins**
  - slight improvement at Group level
  - stable in Pharmaceuticals Division
- Significantly lower **financial income**
- **Product portfolio** of Pharmaceuticals Division strengthened
- Diagnostics and Vitamins and Fine Chemicals Division consolidate global **market leadership**

Projections made at the Annual Media Conference held at Roche Forum Buonas on 27 February 2002

Roche

Looking to the long term, Roche intends to remain an independent, highly-focused leader in healthcare, with two strong pillars of high-tech development – Pharmaceuticals and Diagnostics – that provide innovative solutions for unmet medical needs.

Roche

Roche

Pharmaceuticals Division

William M. Burns
Head of Roche Pharmaceuticals

Pharmaceuticals sales (adjusted)

Roche Prescription	7,114	-1 %	3 %
Genentech Prescription	1,583	19 %	24 %
total Prescription	8,697	2 %	6 %
OTC	789	-5 %	-2 %
total	**9,486**	**1 %**	**6 %**



Genentech Prescription 17 %
OTC 8 %
Roche Prescription 75 %

Prescription profits growth (adjusted)

Steady improvement from all businesses

CHF m



9 %
2,779
EBITDA
2,559
operating profit
1,661
1,854
12 %
H1 '01
H1 '02
total Prescription
3 %
2,116
2,177
1,632
1,684
3 %
H1 '01
H1 '02
Roche Prescription
36 %
602
443
29
170
Genentech Prescription

Operating profit margin development (adjusted)

All businesses contribute to strong operating profit improvement



25%
20%
15%
10%
5%
0%
22.7
23.7
2.2
10.7
14.6
17.7
Roche Prescription
Genentech Prescription
OTC
H1 '01
H1 '02
19
21
~ 25
Pharma
H1 '01
H1 '02
target (2005)

- Strong growth in high margin franchises
- Strong result in OTC due to
  - focused marketing
  - streamlined manufacturing
- Genentech profit starts to leverage into bottom line
- Reshaping of Roche Prescription starts to deliver permanent cost improvement

Innovation drives change

- 4 out of top 10 products launched in the last 5 years
- At least 5 products with ≥ CHF 1 billion of sales*
- 59 % of sales contributed by top 10 products*
- 25 % of sales contributed by products launched within last 5 years*
- 31 % of sales coming from proteins and antibodies*
- US and Japan sales growing double-digit

* Roche and Genentech combined

Delivering the promises

Roche

	target	result
• Sales growth	mid-single digit	✓
• EBITDA margin	stable	✓
• Operating profit margin	stable	✓
• Product portfolio	strengthening	✓
• Pegasys	restart monotherapy US review	✓
	combo NDA filing US (fast track)	✓
	approval EU	✓
• Fuzeon	clinical phase III results	✓
• MabThera	launch of aNHL in EU	✓
• Xenical	continued single digit growth	👎

Xenical
Declining with the market


sales
CHF m
600
500
400
300
200
100
0
- 18 %‡
H1 '99
H1 '00
H1 '01
H1 '02
‡ local growth

- Entire obesity market declining by 17 %
- Reimbursement drive growth (UK and Turkey)
- Label change for diabetes II in Canada and Australia
- Potential use of XENDOS study to achieve reimbursement
- Expected sales for 2002: CHF 800 million

Oncology franchise
Young brands driving growth


sales
MabThera*
Herceptin*
Xeloda
Kytril
NeoRec (25%)
Neupogen
Roferon A (60%)
Bondronat
Furtulon
0
500
1000
H1 '01 H1 '02
CHF m
sales growth + 31 %‡
‡ local growth

* Roche and Genentech combined

- The only company to market three new products which improve patient survival
  - MabThera/Rituxan
  - Herceptin
  - Xeloda
- Oncology sales* expected to increase from CHF 4 billion (2001)[1] to CHF 6 - 8 billion (2005)
- Building on our number 1 position in oncology

[1] Sales from MabThera/Rituxan, Herceptin, Kytril, Xeloda, Neupogen, NeoRecormon (25 %), Roferon A (60%), Bondronat, Furtulon

MabThera/Rituxan*

A blockbuster growing fast



sales*
CHF m
3000
2500
2000
1500
1000
500
0
+ 54 %‡
H1 '99
H1 '00
H1 '01
H1 '02
annual exp. peak sales

‡ local growth

- March 2002: EU approval MabThera in aNHL first line+
- Maintenance therapy with MabThera alone almost doubles the response time to treatment++
- Peak sales expectations in oncology raised from CHF 2 billion to over CHF 3 billion
- June 2002: Positive interim data MabThera in RA

\+ in combination with CHOP according to GELA data

++ ICML congress in Lugano, June 2002

* Roche and Genentech combined

Herceptin*

Further maximizing its potential



sales*
1500
1000
500
0
CHF m
+ 38 %‡
H1 '99
H1 '00
H1 '01
H1 '02
annual exp. peak sales
‡ local growth

- Maximize sales potential by
  - increasing penetration of testing
  - expanding 1st line usage
  - increasing duration of treatment
- Develop adjuvant indication
  - promote the HERA adjuvant trial
- Peak sales expectations:
  up to CHF 1.5 billion

* Roche and Genentech combined

Xeloda

Potential to steadily replace i.v. 5-FU



sales
250
200
150
100
50
0
CHF m
+ 113 %‡
H1 '99
H1 '00
H1 '01
H1 '02
‡ local growth

- Launch of monotherapy and combination for the treatment of mBC+
- Study showed clear survival benefit in combination with taxanes in 1st line treatment of mBC+
- Several adjuvant and first line phase III trials to start in Q4 '02 to increase use in earlier treatments++
- Peak sales expectations: over CHF 1.5 billion

\+ metastatic breast cancer

++ colon, rectum, stomach, esophagus and pancreas

Pegasys
Early and predictable efficacy

- 11 million hepatitis C virus patients in key markets: US, EU, J (170 million worldwide)
- Efficacious new treatment options drive market growth
- Total market is expected to double by 2006 to CHF ~ 4 billion*
- Pegasys
  - monotherapy filing in US on track
  - approved in EU for mono- and combination therapy
  - fast track approval granted by FDA for combination therapy in US with expected approval in Q4 '02
- Copegus
  - approved in EU, on track in US
- Expected peak sales: up to CHF 1.5 billion

* including ribavirin

Fuzeon (T-20)

Breakthrough against resistance


first line
second line
third line & salvage

treatment experienced patients

- Innovative mechanism of action
- Targeting 3rd line treatment
- Excellent results in phase III clinical trials
- Fast track review obtained in US, expected in EU
- Expected launch Q1 '03
- Investment decision taken to adjust supply to additional demand
- Expected peak sales up to CHF 1 billion

CellCept

Becomes a cornerstone of transplant therapy



sales
600
500
400
300
200
100
0
CHF m
+ 13 %‡
H1 '99
H1 '00
H1 '01
H1 '02
‡ local growth

- The most prescribed branded transplantation drug in the US
- Over 60 % of kidney and 40 % of heart transplant patients are treated with CellCept
- Expected peak sales: more than CHF 1.5 billion

NeoRecormon
Growing in all anemia indications



sales
500
400
300
200
100
0
CHF m
+ 29 %‡
H1 '99
H1 '00
H1 '01
H1'02

‡ local growth

- Once-weekly dosing
  - approved in renal anaemia in 2001
  - filed in oncology in EU in June '02 (approval expected Q4 '02)
- Ongoing clinical development in radiotherapy (data expected in Q4 '02)
- Interim analysis study suggest benefits of early anaemia correction*
- Safety issue with competitor's compound likely to increase sales
- Increased peak sales: above CHF 1.2 billion

* in patients with chronic renal insufficiency (June 2002), CREATE study

Roche R&D pipeline today

Total of 48 NME's including 3 NME's which Genentech will commercialize alone

- R944 HIV
- R1067 depression
- R1204 depression/anxiety
- R1295 asthma
- R1437 benign prostatic hyperplasia
- R1438 type 2 diabetes
- R1439 type 2 diabetes
- R1440 type 2 diabetes
- R1453 solid tumors
- R1456 emphysema
- R1491 solid tumors
- R1516 anaemia treatment
- R1495 HIV
- antifungal (B)
- antifungal (B)
- antitumor (G)

- R701 overactive bladder
- R1124 emesis
- R1164 osteoporosis
- R1487 rheumatoid arthritis
- R1065 obesity
- R1270 HCV
- R1273 solid tumors
- antibiotic (B)
- acute coronary syndrome (G)
- macular degeneration (G)

- R411 asthma
- R440 (CCI) solid tumors
- R450 (alpha 1 agonist) stress incontinence
- R483 (insulin sensitizer) type 2 diabetes
- R667 emphysema
- R673 (NK1) depression/anxiety
- R744 (next generation anaemia treatment)
- R724 (T-1249) HIV
- R1461 HPV
- R1524 renal transplant
- psoriasis (B)
- eczema (B)
- inflamm. bowel disease (G)
- cardiovascular disease (S)

- R420 (Pegasys) HCV
- R484 (Bonviva) osteoporosis
- R698 (T-20) HIV
- R1415 (Tarceva) oncology
- R1471 (pegylated Filgrastim) oncology
- Avastin (oncology) (G)
- Xanelim (G)
- Xolair (G)

Legend:
- Roche
- collaborations
- opt-in opportunities
  - Basilea (B)
  - Genentech (G)
  - Speedel (S)
- participation only through Genentech

Roche pipeline status on June 30, 2002

Pharmaceuticals Division

Outlook 2002

- Mid-single digit sales growth expected in 2002 (Chugai to add 4 % points in 2002)
- Further improvement in operating profit and EBITDA margin is most likely in 2002 (compared to 2001)
- Strengthening product portfolio
- Japan presence strengthened through Chugai
- Operating profit margin: improvement towards 25 % in the next 3 years

Roche

Roche

Diagnostics Division

Heino von Prondzynski
Head of Roche Diagnostics

performance

Roche continues double digit growth


market share[1] H1 '02
sales growth[2] H1 '02
Roche
Abbott
J&J
Bayer
Beckman Coulter
Dade Behring
market growth
18 %
12 %
11 %
8 %
7 %
6 %
12 %
2 %
16 %
6 %
5 %
2 %
6 %
0%
5%
10%
15%
20%

company reports, Roche analysis, Boston Biomedical Consultants

[1] excludes Applied Science
[2] in local currencies

Strong growth in high margin areas
Sales by business area


margins
L
H
+ 12 %
3,621
in local currencies
CHF m
3,374
2,969
+ 15 %
+ 23 %
+ 10 %
+ 9 %
+ 8 %
H1/00
H1/01
H1/02

Strong growth in major markets

total sales H1 '02
CHF 3,621 m



	% sales	*(local growth)*
Europe*	42 %	*(12 %)*
Japan	5 %	*(23 %)*
Asia-Pacific	5 %	*(22 %)*
Latin America	3 %	*(1 %)*
Iberia	5 %	*(9 %)*
others	4 %	*(10 %)*
North America	36 %	*(12 %)*

	relative market position		
	US	**Europe**	**Japan**
1	Roche	Roche	Abbott
2	Abbott	Abbott	Roche
3	J & J	J & J	Bayer

- #1 in key markets (Europe, US)
- rapidly gaining share in Japan (23 % growth vs. 3 % market)

* Europe, Middle East and Africa (excl. Iberia)

Continued profit improvement


operating profit
CHF m
+13 %
438
498
561
14.8
14.8
15.5
as % of sales
H1 '00
H1 '01
H1 '02
EBITDA
+6 %
831
930
982
28.0
27.6
27.1
as % of sales
H1 '00
H1 '01
H1 '02

Reducing complexity through consolidation of platform technologies & reagent lines

- decreased capex
- reduced maintenance costs

Focusing on high value solutions

- high margin business areas
- creating new markets with high value tests
- selling services

→ ***Paradigm shift to health information***

Expanding intellectual property to secure markets and margins

Products behind strong sales growth

Roche



market segment	product group	H1 '01 (CHF m)	H1 '02 (CHF m)	% growth local
Diabetes	AccuChek	1,121	1,235	15
Molecular Diagnostics	AMPLICOR	394	425	12
	AmpliScreen	30	69	144
Centr. Diag / Clin. Chem.	Hitachi / Integra	697	683	2
Immunology	Elecsys/Core	297	327	15
Hematology	Sysmex	49	59	24
Coagulation monitoring	CoaguChek	48	63	35
Bloodgas / Electrolytes	OMNI	87	94	13
Applied Science	LightCycler, RTS	281	295	10

Update on Igen

- Appeal process ongoing
- Roche confirms settlement discussions
- Roche continues commercialization (e.g. Premier / Novation)

Roche

drivers

Driving double-digit growth

Through innovative products and businesses


industry growth
current platforms & reagents
Roche R&D
alliances
ventures
additional revenues
expected revenues

Blood screening
Driving growth in Molecular Diagnostics



400
350
300
250
200
150
100
50
0
CHF m
1999
2000
2001
2002*
2006*

- Market is demanding screening of blood using Nucleic Acid Amplification Technology (NAT)
- Rapid market expansion - Roche currently at 45 % market share and 144 % growth H1 '02
- Aiming to gain leading position in this new market
- First to market with new analytes
  - hepatitis B virus (HBV)
  - parvovirus B19
  - hepatitis A virus (HAV)

* forecasted sales based on internal data

Roche

Accu-Chek Compact

Focusing on ease of use

- Launched in USA and Europe 2001
- First meter with automated strip handling
- Focus on consumer, with commercials in USA
- Line extension designed to grow leadership position in integrated systems
- Expected revenues > CHF 1 billion in 2005



2004 → integrated lancet & strip handling



2006 → fully integrated with alternate site testing



Human Papillomavirus (HPV)

New growth opportunity



CHF m
1500
1000
500
0
test of cure
screening
triage
2002
2004
2006
2008
2010
2012

- 75 % sexually active women infected at some time
- Over 100 types of HPV, 13 high risk types
- High-risk HPV leading cause of cervical cancer (> 500,000 women p.a.)
- Pap smear cytology misses 25-80 % of pre-cancers
- HPV test + cytology > 95 % sensitivity for pre-cancers

- Purchased patents covering extensive range of HPV subtypes
- HPV PCR test planned 2004
- HPV & CT/NG key components to Roche's Womens Health strategy

Up-coming launches (12 months)

Innovative solutions in all Business Areas

Roche

Product	BA	Utility	Launch
MODULAR *ANALYTICS* SWA	CD	New combinations of Clinical Chemistry & Immunochemistry modules for all market segments	thru-out H2 '02
Cystic Fibrosis (CF) Euro Research Kit	MD	Linear array test to screen for CF, (with European mutations)	Q4 '02
OMNI S	NPT	New Bloodgas multi-analyte analyser	Q1 '03
PT's CoaguChek/ CoaguChek S	NPT	Improved test strips using human recombinant tissue factor	Q1 '03
Cyp450 Chip ASR	MD	Chip based test to genotype CYP2D6 gene	Q1 '03
ELECSYS proBNP (USA, Japan)	CD	Marker for chronic heart failure	H1 '03
ELECSYS assays	CD	Enlargement of menu – completion of tumor markers and endocrinology test panels	H1 '03
Matrixarray	AS	Automated workstation for high throughput microarray processing	Q2 '03
Light Cycler (LC) 1.3 instrument	AS	Next generation LC – ability to monitor up to 6 different detection channels simultaneously from one capillary	Q2 '03
AC Advantage III Meter	DC	Next generation Advantage meter - smaller and more efficient	Q2 '03
AC SCGM 1	DC	First generation continuous blood glucose monitoring	Q3 '03

strategic direction

Market expansion through innovation

Redefining the diagnostic market


new business models
database management e.g. Mellibase
connectivity e.g. compact, IR
services e.g. MyDoc
core IVD business
blood screening
oncology e.g.HPV
genetics/ proteomics e.g. CF
predisposition e.g. RA
treatment selection e.g. p450
treatment efficacy e.g. HCV
monitoring disease
e.g.diabetes, CHF, HIV
screening
monitoring

How diagnostics could look like!

Roche

Prognostic software for simulating the medical and economic consequences of diabetes (MelliBase)

Imagine physicians could …


MelliBase

… easily simulate the effects of alternative therapies

… forecast short & long-term costs for each patient

… educate patients on his/her healthcare by their "own" data

… base management decisions on the latest medical evidence available

… improve diabetes management effectiveness and cost-effectiveness

Diagnostics
Outlook 2002

- Continued double digit sales growth for 2002 and 2003, well ahead of market average
- Further improvement in operating profit, aiming at > 20 % by 2006
- Remain market leadership in North America and Europe, striving for number 1 position in Japan
- Increasing focus on growing high margin business areas
- Launch new platforms and reagents that provide demonstrable customer value
- Portfolio shift with greater emphasis on clinical connectivity and data management solutions as move to a provider of "actionable health information"

Roche

Roche

Group Financial Results

Dr. Erich Hunziker
Chief Financial Officer

Corporate Finance in the first half of 2002

Focus

Roche

- Extending the Investor Relations Team & Activities (e.g. intensified road show activities, opening New York office fall 2002)
- Support of the Vitamin de-merger (e.g. fully audited IAS accounts)
- Preparation of the Chugai integration (e.g. reporting interfaces)
- Complementing the Treasury and Financing team

Operating profit (as reported)

Strong operating performance offset by one-time special items and exchange rates

CHF m

	H1 2002	H1 2001	change CHF m	change %
sales	**14,737**	**14,469**	**+268**	**+2**
cost of sales	-4,236	-4,274	+38	-1
gross profit	**10,501**	**10,195**	**+306**	**+3**
M & D	-4,073	-4,132	+59	-1
R & D	-1,939	-1,955	+16	-1
administration	-615	-606	-9	+1
amortization	-774	-779	+5	-1
impairment	-2	-	-2	-
Pharma restructuring	-65	-669	+604	-90
major legal cases	-778	-	-778	-
other op. expenses, net	-538	-329	-209	+64
operating profit	**1,717**	**1,725**	**-8**	**-0**
as % of sales	*12*	*12*		

Net income (as reported)

Decline due to lower financial income

CHF m

	H1 2002	H1 2001	change CHF m	change %
sales	**14,737**	**14,469**	**+268**	**+2**
operating profit	**1,717**	**1,725**	**-8**	**-0**
financial income, net	520	1,472	-952	-65
profit before taxes	**2,237**	**3,197**	**-960**	**-30**
income taxes	-573	-692	+119	-17
tax rate in %	*26*	*22*		
minority interests	148	-24	+172	-
associated companies	-11	36	-47	-
net income	**1,801**	**2,517**	**-716**	**-28**
% of sales	*12*	*17*		

The adjusted result*

Improving visibility of underlying business

Roche

CHF m

	H1 '01	H1 '02
operating profit as reported in financial statements	**1,725**	**1,717**
• Discontinuing operations: *Vitamins and Fine Chemicals*	-228	-140
• Major restructuring: *Pharma 'Re-shaping for Future Growth'*	669	65
• Major legal cases: *Genentech*	-	778
operating profit on an adjusted basis	**2,166**	**2,420**

* Please find details in back-up section

The Vitamins sale or de-merger
Positive effect on margins

Roche

CHF m

	H1 2001 reported	% of sales	H1 2001 adjusted incl. Vit. & F.C.*	% of sales	H1 2001 adjusted excl. Vit. & F.C.*	% of sales
sales	**14,469**		**14,469**		**12,735**	
gross profit	**10,195**	70.5	**10,195**	70.5	**9,629**	75.6
operating profit	**1,725**	11.9	**2,394**	16.5	**2,166**	17.0
EBITDA	**3,399**	23.5	**3,864**	26.7	**3,532**	27.7

* Fine Chemicals

The Vitamins sale or de-merger

Positive effect on operating profit growth


CHF m
operating profit
(adjusted)
including.
Vitamins & F.C.*
Vitamins & F.C.*
as discontinuing
operations
2,377
2,394
2,166
2,420
CHF
+12 %
H1 '00
H1 '01
H1 '01
H1 '02

* Fine Chemicals

Roche

Strong increase in operating profit (adjusted)

Despite difficult currency environment

CHF m

	H1 2002	H1 2001	change in CHF	change in local
sales	**13,107**	**12,735**	**+3 %**	**+7 %**
cost of sales	-3,125	-3,104	+1 %	
M & D	-3,862	-3,923	-2 %	
R & D	-1,880	-1,893	-1 %	
administration	-563	-556	+1 %	
amortization	-764	-779	-2 %	
impairment	-2	0	--	
other op. exp., net	-491	-312	+57 %	
operating profit	**2,420**	**2,166**	**+12 %**	**+19 %**

Roche

Net income (adjusted)

Improved operating result, lower financial income, higher taxes

CHF m

	H1 2002	H1 2001	change CHF m	change %
sales	**13,107**	**12,735**	**+372**	**+3**
operating profit	**2,420**	**2,166**	**+254**	**+12**
financial income, net	612	1,506	-894	-59
profit before taxes	**3,032**	**3,672**	**-640**	**-17**
income taxes	-890	-840	-50	+6
tax rate in %	*29*	*23*		
minority interests	-47	-29	-18	+62
associated companies	-11	40	-51	-
net income	**2,084**	**2,843**	**-759**	**-27**
% of sales	*16*	*22*		

Significantly lower equity income

Difficult market environment has a strong impact



CHF m
2'500
2'000
1'500
1'000
500
0
-500
-1'000
LabCorp
net equity income
interest inc
interest expense
net fx
net fx
net equity inc
interest inc
interest expense
LabCorp
net equity inc
interest inc
interest expense
H1 '01
H2 '01
H1 '02

	H1 '01	H2 '01	H1 '02
net financial inc (exp)	**1,472**	**43**	**520**

Asset allocation

Roche

total CHF 19.5 billion
by end of June 2002


cash
12 %
bonds
20 %
money
market
39 %
shares
29 %

- Financial instruments in balance sheet at market value
- More than 70 % in cash, money market and bonds
- Further actions on how to proceed will depend on market environment

Cash flow

Strong EBITDA and one-time special items



CHF billion
24.5
other 0.8
EBITDA-
(adj.) 3.8
other -1.2
PPE/IA1 -0.9
taxes -0.8
Vit. case
& IGEN -2.6
free
cash
flow -0.9
div. -1.1
lt debt -1.7
other -0.5
CTA2 &
other -0.8
19.5
cash and marketable securities 31.12.2001
cash flows from operating and finance activities and divestments
cash flows from acquisitions and financing
non-cash items
cash and marketable securities 30.06.2002

1 property, plant and equipment; intangible assets

2 currency translation adjustments

Equity

Decline due to overall weakness of financial markets

CHF m



28,973
-1,101
dividends
1,801
net income
22
movements own equity instruments
-1,710
changes in fair value reserves, net
-921
currency translation losses
27,064
equity - 7 %
31 Dec '01
30 June '02

Balance sheet

Solid financing, increased equity ratio

CHF billion


75.3
66.6
cash and marketable securities
24.5
33 %
19.5
29 %
other current assets
14.3
19 %
13.8
21 %
long-term assets
36.4
48 %
33.2
50 %
31.12.01
31.03.02
assets
75.3
66.6
current liabilities
15.6
21 %
12.7
19 %
long-term liabilities
25.8
34 %
23.1
35 %
equity & minorities
33.9
45 %
30.8
46 %
31.12.01
30.06.02
equity, minorities & liabilities

Chugai: Quantum leap in the Japanese market and adding value to Roche

	additional contribution to Roche* CHF
prescription sales	+ 2.5 billion [+]
additional amortization	+ 100 million
operating profit	+ 300 million

- Consolidation in Roche accounts from acquisition date onwards (1st October 2002)
- Will add approximately 2 % points on sales growth in 2002

* current estimates
[+] at an exchange rate of ¥ 100 = CHF 1.30

Accounting for Chugai alliance

Different approaches between Chugai and Roche

Roche

Chugai (Japanese GAAP)
- Pooling-of-interest method
- All net assets remain at book value

net assets post-deal (Roche: before minority interest)



Nippon Roche part
100 %
book value
book value
100 %
Old Chugai part (ex Gen-Probe)
book value
100 %
fair value
50.1 %
book value
49.9 %
New Chugai as reported externally by Chugai
New Chugai as reported externally by Roche

Roche (IAS)
- In accounting terms transaction is treated as an acquisition
- Purchase accounting for Old Chugai part (ex Gen-Probe)
- Fair value adjustments on assets and liabilities (e.g. inventories, PP&E, intangible assets, pensions); residual = goodwill
- Nippon Roche is already consolidated in Roche accounts; no fair value adjustments
- New Chugai will be fully consolidated with separate presentation of minority interests (49.9 %) in balance sheet and income statement
- Additional amortization charge CHF 100 m p.a. (current estimate)

Outlook

On course for continued growth

- Mid- to high single-digit sales growth for Group as a whole (excluding Chugai)
- Consolidation of Chugai from 1 October
- Slight improvement in operating profit and EBITDA margins
- Net financial income roughly level with half-year figure

- Double-digit sales growth for 2003 both in Pharmaceuticals Division (new products + Chugai) and in Diagnostics Division
- Improved operating profit margins: Group > 20 % in medium term; Pharma approaching 25 % in 3 years; Diagnostics slightly better than 20 % by 2006

Barring unforeseen events

Roche half year 2002
Result presentation, New York

8.00	**Presentation by management**	Ballroom E
10.00	**Coffee**	Conference level
10.30	**Breakout sessions**	
	- **Strategy and Finance** with Franz Humer and Erich Hunziker	Carnegie Hall
	- **Pharmaceuticals** with Bill Burns and George Abercrombie	Broadway
	- **Diagnostics** with Heino von Prondzynski and Martin Madaus	Juilliard
11.30	**Close**	

Roche

Appendix

Overview divisional results (adjusted)

First half-year 2002 and 2001

Roche

	divisional sales to third parties	EBITDA	EBITDA as % of sales	operating profit	operating profit as % of sales
2002					
Pharmaceuticals	9,486	2,942	31.0	1,994	21.0
of which					
total Prescription	8,697	2,779	32.0	1,854	21.3
- Roche Prescription	7,114	2,177	30.6	1,684	23.7
- Genentech Prescription	1,583	602	38.0	170	10.7
Roche OTC	789	163	20.7	140	17.7
Diagnostics	3,621	982	27.1	561	15.5
other	-	-134	-	-135	-
group total	**13,107**	**3,790**	**28.9**	**2,420**	**18.5**
2001					
Pharmaceuticals	9,361	2,715	29.0	1,783	19.0
of which					
total Prescription	8,527	2,559	30.0	1,661	19.5
- Roche Prescription	7,199	2,116	29.4	1,632	22.7
- Genentech Prescription	1,328	443	33.4	29	2.2
Roche OTC	834	156	18.7	122	14.6
Diagnostics	3,374	930	27.6	498	14.8
other	-	-113	-	-115	-
group total	**12,735**	**3,532**	**27.7**	**2,166**	**17.0**

Group operating result
Reconciliation adjusted

H1 2001	including Vit. & F.C.* H1 '01	Vitamins and F. C.*	reclassif. sales to Vit. & F.C.*	excluding Vit. & F.C.* H1 '01
sales	**14,469**	**1,819**	**-85**	**12,735**
cost of sales	-4,274	-1,253	85	-3,106
gross profit	**10,195**	**566**	**-**	**9,629**
M&D	-4,132	-209	-	-3,923
R&D	-1,955	-62	-	-1,893
administration	-606	-50	-	-556
amortization of intangible assets	-779	-	-	-779
impairment of long-term assets	-	-	-	-
other operating income (expense), net	-329	-17	-	-312
operating profit	**2,394**	**228**	**-**	**2,166**
depreciation	691	104	-	587
amortization of intangible assets	779	-	-	779
impairment of long-term assets	-	-	-	-
EBITDA	**3,864**	**332**	**-**	**3,532**

* Fine Chemicals

Group operating result 2001
Reconciliation adjusted

full year 2001	including Vit. & F.C.* 2001	Vitamins and F. C.*	reclassif. sales to Vit. & F.C.*	excluding Vit. & F.C.* 2001
sales	**29,163**	**3,540**	**-138**	**25,761**
cost of sales	-8,339	-2,466	138	-6,011
gross profit	**20,824**	**1,074**	**-**	**19,750**
M&D	-8,452	-429	-	-8,023
R&D	-3,893	-122	-	-3,771
administration	-1,219	-101	-	-1,118
amortization of intangible assets	-1,553	-20	-	-1,533
impairment of long-term assets	-18	-3	-	-15
other operating income (expense), net	-905	-53	-	-852
operating profit	**4,784**	**346**	**-**	**4,438**
depreciation	1,433	208	-	1,225
amortization of intangible assets	1,553	20	-	1,533
impairment of long-term assets	18	3	-	15
EBITDA	**7,788**	**577**	**-**	**7,211**

* Fine Chemicals

Roche

Group results first half 2001 and 2001

Reconciliation adjusted

		including Vit. & F.C.*	Vitamins and F.C.*	excluding Vit. & F.C.*
H1 '01	**operating profit**	**2,394**	**228**	**2,166**
	financial income (expense), net	1,472	-34	1,506
	profit before taxes	**3,866**	**194**	**3,672**
	income taxes	-890	-50	-840
	profit after taxes	**2,976**	**144**	**2,832**
	income applicable to minority interests	-24	5	-29
	share of result of associated companies	36	-4	40
	net income	**2,988**	**145**	**2,843**
2001	**operating profit**	**4,784**	**346**	**4,438**
	financial income (expense), net	1,515	-90	1,605
	profit before taxes	**6,299**	**256**	**6,043**
	income taxes	-1,473	-67	-1,406
	profit after taxes	**4,826**	**189**	**4,637**
	income applicable to minority interests	-34	-4	-30
	share of result of associated companies	7	-18	25
	net income	**4,799**	**167**	**4,632**

* Fine Chemicals

Total Prescription sales in last 4 quarters

(adjusted)

Roche Prescription	3,412 8 %	3,723 9 %	3,600 5 %	3,514 2 %
Genentech Prescription	746 36 %	792 38 %	780 23 %	803 25 %
total Prescription	4,158 12 %	4,515 14 %	4,380 7 %	4,317 5 %

* growth in local currencies from the same period in 2001

Sales first half 2002 (vs. 2001)

Top 20 prescription products

	total		US		non-US	
	CHF m	% local	CHF m	% local	CHF m	% local
MabThera/Rituxan	1,094	54	842	45	252	94
Rocephin	913	6	555	16	358	-5
Roaccutane	569	-3	384	-4	185	-2
CellCept	558	13	304	4	254	26
Herceptin	469	38	267	11	202	102
NeoRecormon	442	29	0	-	442	29
Xenical	409	-18	109	-26	300	-16
Nutropin/Protropin	241	21	235	21	6	14
Kytril	215	-9	103	-25	112	12
Xeloda	213	113	127	103	86	131
Cymevene/Valcyte	165	16	117	18	48	10
Pulmozyme	161	9	99	15	62	1
Dilatrend	160	22	0	-	160	22
Viracept	156	-27	0	-	156	-27
Activase/TNKase	154	-17	139	-17	15	-13
Torem	132	21	81	21	51	22
Lexotan	127	-4	0	-	127	-4
Furtulon	123	-5	0	-	123	-5
Madopar	120	3	0	-	120	3
Inhibace/Inh +	115	-4	0	-	115	-4

Local sales growth Jan to Jun 2002 vs. 2001

Prescription products

%	Product	CHF m	CHF m	Product	%
-18 %	Xenical	-96	399	MabThera/Rituxan*	+54 %
-27 %	Viracept	-60	134	Herceptin*	+38 %
-49 %	Aulin	-45	118	Xeloda	+113 %
-26 %	Neupogen	-41	103	NeoRecormon	+29 %
-17 %	Activ/TNKase*	-32	66	CellCept	+13 %
-22 %	Rocaltrol	-29	58	Rocephin	+6 %
-9 %	Kytril	-24	43	Nutropin/Protropin*	+21 %
-50 %	Lariam	-24	30	Dilatrend	+22 %
-3 %	Roaccutane	-21	29	Tamiflu	+86 %
-16 %	Roferon-A	-18	24	Torem	+21 %

- 17 %

+ 29 %

** CHF m at constant fx

* Roche and Genentech combined

Total Prescription* sales by region first half 2002

Further strengthening of US sales



Latin America - 8 %
Western Europe + 4 %
9 %
Japan + 13 %
5 %
34 %
others + 5 %
8 %
44 %
North America + 11 %

all growth rates in local currencies

* Roche and Genentech combined

Total Prescription* sales by therapy area in first half 2002

Further strengthening of oncology



CNS -1 %
other -9 %
infectious disease
and virology +0 %
metabolic
disorders -9 %
dermatology -3 %
oncology +31 %
inflammation /
autoimmune +9 %
cardiovascular +1 %
8%
2%
19%
10%
8%
17%
27%
9%

all growth figures are in local currencies

* Roche and Genentech combined

Pharma reshaping for future growth
Pay-back accelerated to one year



annual cost savings versus 2000
(~CHF 700 m p.a. from 2002)
CHF m
1'000
500
0
600
700
700
2001
2002
2003
(and going forward)

- ~ 3,000 employees licensed world wide
- Restructuring costs were more than compensated by cost savings
- Streamlined our research facilities without turning down projects

Virology franchise

Two major launches upcoming



sales
Pegasys
Tamiflu
Viracept
Inivirase / Fortovase
Hivid
0
50
100
150
200
250
H1 '01
H1 '02
CHF m
sales growth - 3 %‡
‡ local growth



New products
Pegasys
Fuzeon

- Roche, the first company to launch a protease inhibitor (Invirase, 1995)
- Roche, the first company to launch a fusion inhibitor (Fuzeon (T-20), expected launch Q1 '03)
- Roche retains a strong commitment to virology
- Virology: A driver for the future

Transplantation franchise

Growing within a CHF 4 billion market


sales
CellCept
Zenapax
Valcyte /
Cymevene
0
100
200
300
400
500
600
H1 '01
H1 '02
CHF m
sales
growth
+ 14 %‡

‡ local growth

- Median survival of transplanted patients is increasing: > 15 years for renal patients
- Long-term toxicities limit therapy of older drugs
- CellCept and Zenapax are complementary and the basis of the low toxicity regimens
- Valcyte significantly addresses the treatment of associated CMV* retinitis

* Cytomegalovirus

OTC highlights first half 2001

Roche

- Roche Consumer Health's non prescription (OTC) sales of CHF 789 million (-2%) in local currency and down -5 % in CHF.
  - due to two reasons
    - ➢ joint venture with Bayer, sales -14 %*
    - ➢ Argentina, sales were -61 %*

    rest of the world +4 %* growth, but could not offset these two markets.
- Continued improvement of profitability
  - operating profits CHF 140 million, + 15 %

* local growth

R&D pipeline overview[1)]
By therapy area

Research


vascular
21
8
9
7
24
25
42

136 projects

Development


cardiovascular
3
3
4
1
8
18
4
4
11
15

76 projects[2)] including 35 NMEs*

* new molecular entities prior to regulatory approval
1) as of June 30, 2002
2) includes post-NDA and global phase 4 programs

Accessing innovation externally

*Over 600 opportunities analyzed since beginning 2002**



activities
stage
output
decision points
establishing strategic focus
tracking innovations
identifying opportunities
selecting partners
creating deals
integrating partners
measuring partnerships
measuring value
WANT
FIND
GET
MANAGE
613 product opportunities
60 opportunities assessed in detail
18 proposals presented to BDC
16 projects sanctioned
9 deals in progress
New Deals
Performance
completed
sanction
final approval
continue

65 people in pharma plus 15 in diagnostics active in in-licensing

* product deals only

NDA filing dates

2002 - 2006

2002	2003	2004	2005	2006	
Bonviva* osteoporosis	**Xenical** paediatric obesity	**Tarceva** NSCLC	**R450** urinary stress incontinence	**R440** solid tumours	**levovirin** HCV
Pegasys** HCV comb. US	**Xenical** hyperlipidemia J	**R744** renal anaemia	**R744** cancer anaemia	**R673** depression	**R1273** solid tumours
T-20 HIV/AIDS	**NeoRecormon** pre-filled syringe, EU	**Xeloda** adj. colon cancer	**R483** type 2 diabetes	**R724** HIV/AIDS	**R944** HIV/AIDS
Valcyte prev. CMV in SOT	**NeoRecormon** radiotherapy EU	**Carvedilol** new formul. CHF EU	**R1124** emesis	**R212** obesity	
NeoRecormon needle-free inject. system, EU	**Carvedilol** new formul. hypert., EU	**Pegasys** HBV		**MabThera** 1st line indolent NHL	
Bondronat met. bone dis. EU		**Bonviva** osteoporosis suppl. filing		**MabThera** rheumatoid arthritis	

* filed on June 28 (EU), July 16 (US)
** filed on June 3

Tarceva

Roche

H1 2002

- Phase III 1st line NSCLC studies recruiting well and to plan
- Phase III refractory NSCLC on track
- Early phase clinical work progressing in colon, breast and ovarian

Outlook

- NSCLC (1st line) phase III ⇒ completion of enrollment
- Pancreatic cancer phase III ⇒ completion of enrollment
- Further studies in other tumor types

Pegasys
Regulatory update

- Pegasys
  - monotherapy approved in over than 40 countries including Switzerland, Argentina, Russia, Brazil, Mexico
  - Pegasys granted marketing authorization by the European Commission (June 21, 2002)
  - the US FDA granted a six-month Priority Review Status to the Biologics License Application and the New Drug Application for Roche's combination therapy of Pegasys and Copegus (July 15)
  - monotherapy filing in Japan Q4 2002

- Copegus
  - filed and under regulatory evaluation in EU
  - filed in US as part of Pegasys + RBV dossier

Pegasys
Clinical update

- PEGASYS in combination with Roche ribavirin shows an overall SVR of 56 %; in patients with an early viral response (99 % drop in virus load at week 12), the SVR was 65 %
- PEGASYS + ribavirin therapy shows a statistically significant improvement vs. conventional interferon + ribavirin therapy in patients with genotype 1 and non-genotype 1 disease (46 % vs. 37 %, $p < 0.016$ and 76 % vs. 61 %, $p < 0.008$ respectively)
- 99 % of patients (180/181) are still virus-free at 1 - 3 years follow-up after completion of PEGASYS combination therapy

Fried et al., DDW. 2001, Abstract
Swain M, et al. AASLD, 2001, Abstract
Ferenci et al., AASLD, 2001, Abstract

Fuzeon (T-20)
Clinical update

Roche

- Phase III pivotal studies completed
- 1000 pre-treated patients
- Pediatric program ongoing
- Open-label safety study initiated January 2002
- Manufacturing plant constructed and commissioning
- Phase III pivotal clinical studies results released
- Fast-track designation granted by the FDA
- File NDA in H2 2002

Kytril

Roche


sales
300
250
200
150
100
50
0
CHF m
- 9 %‡
H1 '01
H1 '02
‡ local growth

- Kytril monthly unit sales continue to grow through January-June 2002
- Quarterly sales continue to grow from Q3 '01 trough, as Kytril begins to regain 5HT3 market share
- All major markets, except France, have quarterly market share growth from Q4 '01
- PONV*
  - US approval expected Q4 '02
- Kytril sales and market share growth are expected to continue, as re-positioning and new promotional messages grow utilization and steal share from ondansetron

* post operative nausea vomiting

Rocephin


sales
CHF m
1000
900
800
700
600
500
400
300
200
100
0
+ 6 %‡
H1 '99
H1 '00
H1 '01
H1 '02

‡ local growth

- Very strong US sales performance +16 %
  - respiratory season
  - new NCCLS* breakpoints
- France performing well in an aggressive generic environment (+5.8%),
  - temporary withdrawal of one generic for quality reasons

* NCCLS: national committee of clinical laboratory standards

Roaccutane



sales
CHF m
700
600
500
400
300
200
100
0
- 3 %‡
H1 '99
H1 '00
H1 '01
H1 '02
‡ local growth

- No generic entry in US market (August '02)
- Successful implementation of SMART program in the US
- Pregnancy Prevention Program in the EU recognized as a valuable safety initiative (CPMP harmonization request)

Outlook H2 '02

- Submission of proposed "harmonized" product information to CPMP by September 13, 2002
- Multiple generics could enter in the US by year end

Dilatrend



sales
CHF m
180
160
140
120
100
80
60
40
20
0
+ 22 %‡
H1 '99
H1 '00
H1 '01
H1 '02

‡ local growth

- New severe chronic heart failure indication granted in several key markets, such as Germany, France, Spain, Australia+
- Roche Diagnostics: Launch of the NT pro BNP marker for the diagnosis and better treatment of chronic heart failure patients
- Ongoing clinical trial program
  - CARMEN results presented at the ESC in September 2002
  - COMET results expected in 2003
- Continued double-digit growth expected

\+ based on COPERNICUS results

Bonviva

Roche

H1 2002

- Initial NDA filed in US and EU
  - establish core indications, efficacy and safety profile
- Start new development program to support novel, user friendly oral and intravenous regimens captilizing on the benefits of a drug-free interval opportunity
- Presentation of phase III oral fracture data at World Congress of Osteoporosis, Lisbon in May

Outlook

- NDA of new program 2004

Expectations for 2002
Clinical newsflow

Roche

- Carvedilol
  - Carmen study: ESC, Berlin in September; AHA, Chicago in November
- Avastin phase III, relapsed breast cancer, Q3 '02
- NeoRecormon
  - Once weekly and once fortnightly dosing vs. 2-3x/week in peritoneal dialysis patients (CAPD)
- Xenical
  - XENDOS study, Q3 '02
- Fuzeon (T-20)
  - Phase III results, ICAAC, San Diego in September

Achieved & expected in 2002

Product launches

	achieved in H1 2002	expected in H2 2002
CellCept		other organ transplant (heart, liver, lung) (J)
Copegus		in combination with interferon-α for hepatitis C (EU)
Kytril		post-operative nausea and vomiting (US)
MabThera	aggressive NHL (EU)	
NeoRecormon		once weekly in oncology (EU)
Pegasys		in chronic hepatitis C mono- and combination therapy (EU, US)
Tamiflu		treatment of influenza A & B in children and adults (EU)
Valcyte	treatment of CMV dis. in AIDS (EU)	
Xeloda	in combination with Taxotere in metastatic breast cancer (EU)	third line monotherapy in metastatic breast cancer (J) (Q1 2003)

Achieved & expected in 2002

NDA filings

	achieved in H1 2002	expected in H2 2002
Bondronat		metastatic bone disease in breast cancer (EU)
Bonviva	prev/trmt of osteoporosis (EU)	prev/trmt of osteoporosis (US)
Copegus	combination with interferon-α and PEGASYS in hepatitis C (EU, US)	
NeoRecormon	once weekly in oncology (EU)	needle free injection (EU)
Pegasys	combination with ribavirin HCV (US)	hepatitis C monotherapy (J)
Fuzeon (T-20)		treatment of HIV/AIDS (EU, US)
Valcyte		treatment of CMV retinitis in solid organ transplantation (EU, US)
Xenical		prevention of type II diabetes (US,EU)

Roche

Business development deals

Signed in first half-year 2002

date	company	type of deal	product	phase
January 13	deNovo	research technology collaboration		
January 29	deCode	drug discovery collaboration		
February 13	Vernalis	license to Diabetes program		
March 17	BioXell	license for BPH program		
March 27	Axovan	license for ET-A antagonist		
April 24	Maybridge	research technology collaboration		
April 29	Evotec	research technology collaboration		
May 2	Syrrx	research technology collaboration		
May 10	Amgen	license to Filgrastim & Pegfilgrastim		
May 30	BioFocus	research technology collaboration		
June 6	Genmab	research technology collaboration		

16 deals signed in the first half of 2002